October 13, 2009

VIA EDGAR

Office of Registration and Reports
U. S. Securities and Exchange Commission
100 F street NE
Washington, DC  20549-0505

Re:  United EcoEnergy Corp.
        File Nos. 95-00325 and 814-717

Pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the “1949 Act”) United Eco-Energy Corp. (the “Company”) is filing the following documents:

 1.
A copy of the Fidelity Bond (attached as Exhibit 1); and

 2.

A copy of the resolution ratified at the meeting of the Board of Directors held on October 7, 2009, during which a majority of the Directors who are not “interested persons” of the Company as defined by Section 2 (a)(19) of the 1940 Act approved the amount, type, form and coverage of the Fidelity Bond and the premium payable by the Company (attached as Exhibit 2); and

The premium in the amount of $150.00 was paid for the period August 5, 2009 to August 4, 2010.

If you have any comments or questions, please do not hesitate to contact me at (646) 961-4459.

Sincerely,

By:
/s/ Jan E. Chason

Name: Jan E. Chason

Title: Cheif Financial Officer